Chapman and Cutler LLP
320 South Canal Street, 27th Floor
Chicago, Illinois 60606

T 312.845.3000
F 312.701.2361

July 27, 2023

VIA EDGAR CORRESPONDENCE
Raymond A. Be
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Re:    Madison ETFs Trust
File Nos. 333-271759; 811-23875

Dear Mr. Be
This letter responds to your comment letter, dated June 12, 2023, regarding the registration statement filed on Form N-1A for Madison ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on May 9, 2023 and subsequently amended on May 11, 2023 (the “Registration Statement”). The Registration Statement relates to the Madison Mosaic Income Opportunities ETF, Madison Short-Term Strategic Income ETF, Madison Aggregate Bond ETF, Madison Covered Call ETF and Madison Dividend Value ETF (each, a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.
Comment 1 – General
The staff of the Commission (the “Staff”) notes that portions of the filing, including each Fund’s financial statements, are incomplete. The Staff may have additional comments on such portions when the Trust completes them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response to Comment 1
The Trust confirms it will work with the Staff to respond to comments and endeavor to file a complete Registration Statement in its next pre-effective amendment.
Comment 2 – General
With respect to each Fund, please add more detail to each of their “Principal Investment Strategies” sections to clearly explain how Madison Asset Management, LLC (the “Advisor”) will select securities and construct a portfolio from the stated types of securities in which the Fund will invest. Discuss the types of data and analysis that the Fund will apply in its securities selection process. In Item 9, explain more fully the Advisor’s “Participate and Protect” investment philosophy including how the Advisor determines a bull or bear market is present and enduring and positions the portfolio consistent with the philosophy. Revised Item 9 disclosure should distinguish the approach for selecting individual investments from the overall portfolio construction and positioning.
Response to Comment 2
The Trust notes that each Fund discloses its principal investment strategies and risks attendant to each Fund in the summary section of the prospectus in response to Item 4 of Form N-1A. Further, General Instruction C.3(a) of Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Accordingly, the Trust respectfully declines to revise the disclosure as it believes the disclosure is consistent with the form requirements and the information in the prospectus and statement of additional information, as currently presented, is organized in a way that makes it easy for investors to understand.
Additionally, the Trust has removed the Advisor’s “Participate and Protect” investment philosophy disclosure from the Registration Statement.
Comment 3 – General
Please disclose any principal strategy-specific risks for each of the Funds. For example, the Madison Dividend Value ETF’s disclosure does not appear to discuss any risks related to a value strategy. In addition, the Madison Covered Call ETF disclosure contains a very long, general risk factor related to options. Consider addressing separately (1) the risks related to options instruments and (2) the risks related to the Fund’s covered call strategy. Please revise as appropriate.

Response to Comment 3
The disclosure has been revised in accordance with the Staff’s comment.
Comment 4 – General
Please tailor each Fund’s “ETF Risks” disclosure to the specific Fund. For example, for each of the Funds, the “ETF Risks” disclosure discusses the risk that index-based ETFs may not replicate the performance of the index. However, none of the Funds appears to be index-based. Please revise as appropriate.
Response to Comment 4
The disclosure has been revised to clarify that the ETF Risk is intended to address risks of the Funds’ investments in underlying ETF securities, including investments in index-based ETFs.
Comment 5 – General
    Please limit the “Investment Objective” section for each Fund to that Fund’s objective. Move disclosure regarding the Fund’s strategy (i.e., how the Fund will achieve its objective) to the “Principal Investment Strategies” section for that Fund. For example:
•The Madison Short-Term Strategic Income ETF’s objective disclosure states that it will seek its objective of current income “with diversified exposure to fixed income sectors.”
•The Madison Aggregate Bond ETF’s objective disclosure states that it will seek its objective “by allocating across a diverse set of fixed income sectors and individual securities.”
•The Madison Covered Call ETF’s objective disclosure states that it will seek its objective “from option premiums and dividends.”
Response to Comment 5
The disclosure has been revised in accordance with the Staff’s comment.

Comment 6 – General
Please avoid unnecessary repetition. With respect to several Funds, the disclosure includes not only separate “Extension Risk,” “Prepayment Risk” and “Risk of Default,” but also a separate all-inclusive risk for “Credit Risk and Prepayment/Extension Risk.” Consider moving aspects of this last risk into the other risk factors, which better explain these different risks.
Response to Comment 6
The disclosure has been revised in accordance with the Staff’s comment.
Comment 7 – General
With respect to “Liquidity Risk” for the Madison Short-Term Strategic Income ETF and Madison Aggregate Bond ETF, please tailor the risk factor to each Fund and explain the Fund’s risk within the context of complying with Rule 22e-4.
Response to Comment 7
The “Liquidity Risk” has been removed from the prospectus, as the risk does not rise to a level of a principal investment for each Fund. However, additional disclosure regarding liquidity risks and Rule 22e-4 has been added to the Funds’ Statement of Additional Information.
Comment 8 – Madison Mosaic Income Opportunities ETF
The disclosure indicates that the Fund’s assets “will be allocated among various asset classes” but does not provide additional detail other than stating the Fund will target a 40/60% equity/fixed income allocation. Please clarify, and provide additional detail on, the asset classes the Fund will principally invest in, in the “Principal Investment Strategies” section and under Item 9.
Response to Comment 8
The disclosure has been revised in accordance with the Staff’s comment.
Comment 9 – Madison Mosaic Income Opportunities ETF
For each of the general types of analysis discussed (i.e., macroeconomic, fundamental, correlation, and scenario), please discuss in more detail the types of data used and type of analysis being performed.

Response to Comment 9
The disclosure has been revised in accordance with the Staff’s comment.
Comment 10 – Madison Mosaic Income Opportunities ETF
The disclosure notes that the underlying bond funds may invest in non-investment grade debt securities. Please supplementally advise as to the percentage that such investments will represent within the Fund’s portfolio. If exposure to non-investment grade debt securities may exceed 10% of the Fund’s portfolio, revise to affirmatively disclose so.
Response to Comment 10
The disclosure has been revised in accordance with the Staff’s comment.
Comment 11 – Madison Short-Term Strategic Income ETF
Please explain in plain English what the term “weighted average life of the Fund” means.
Response to Comment 11
The disclosure has been revised in accordance with the Staff’s comment.
Comment 12 – Madison Short-Term Strategic Income ETF
Please explain in plain English the meaning of “strives to add incremental return in the portfolio by making strategic decisions relating to credit risk, sector exposure and yield curve positioning.” Reduce the use of jargon and explain the Fund’s strategy in plain English.
Response to Comment 12
The disclosure has been revised in accordance with the Staff’s comment.
Comment 13 – Madison Covered Call ETF
The disclosure in the “Principal Investment Strategies” section is particularly dense and fragmented. Please rewrite this section in plain English, clearly explaining the Fund’s principal strategy or strategies.
Response to Comment 13

The disclosure has been revised in accordance with the Staff’s comment.
Comment 14 – Madison Covered Call ETF
The seventh paragraph in the “Principal Investment Strategies” section is particularly dense, containing three alternative strategies. Please separate these strategies and place them in context, including clarifying the percentage and roll of each sub-strategy within the Fund’s overall strategy.
Response to Comment 14
The disclosure has been revised in accordance with the Staff’s comment.
Comment 15 – Madison Covered Call ETF
Please clarify how the covered call strategy provides downside protection.
Response to Comment 15
The disclosure has been revised to state the Fund’s covered call options helps to partially offset the effect of a price decline of the portfolio securities of the Fund through means of the premiums received by the Fund.
Comment 16 – Madison Covered Call ETF
The seventh bullet point of the “Options Risk” discusses the risks of writing covered put options. To the extent writing covered put options is a principal strategy of the Fund, please discuss in the strategy section. To the extent it is not, please move this discussion to the Item 9 disclosure and place such a strategy in context.
Response to Comment 16
The disclosure has been revised in accordance with the Staff’s comment.
Comment 17 – Madison Dividend Value ETF
In the fourth bullet point in the “Principal Investment Strategies” section, please clarify in plain English the meaning of “trade on the high side of the company’s historical relative dividend yield.”

Response to Comment 17
The disclosure has been revised in accordance with the Staff’s comment.
Comment 18 – Madison Dividend Value ETF
In the third paragraph of the “Principal Investment Strategies” section, please explain in more detail the data and analysis that the Fund will use to determine that a security will “offer compelling value opportunities.”
Response to Comment 18
The disclosure has been revised in accordance with the Staff’s comment.
Comment 19 – Statement of Additional Information
The disclosure in the “Options on Securities and Securities Indices” section states that the Advisor may decide to “cover” written options by segregating cash and liquid securities. Please update disclosures to reflect the adoption of Rule 18f-4. Please clarify that such options would not be considered “covered” in the context of the terms “covered call” or “covered put.”
Response to Comment 19
In light of the adoption of Rule 18f-4, the above-referenced disclosure relating to segregating cash and liquid securities has been removed from the Registration Statement.
Comment 20 – Statement of Additional Information
In the “Board Committees” section, please disclose whether the Nominating and Governance Committee will consider board nominees recommended by shareholders and, if so, the procedures for submitting such recommendations.
Response to Comment 20
The disclosure has been revised in accordance with the Staff’s comment.
Comment 21 – Part C: Other Information (Item 28. Exhibits)
Please file the finalized exhibits once they are available. In particular, the Staff reviews organizational documents and occasionally has comments that require additional legal analysis and amended filings. Please provide the Staff with the Funds’ amended Declaration of Trust and Bylaws as soon as possible. The Staff may have further comments after we have reviewed them.
Response to Comment 21
The Trust confirms it has provided the Staff with the Trust’s Agreement and Declaration of Trust and Bylaws with its pre-effective amendment to the Registration Statement.
Comment 22 – Part C – Other Information (Item 30. Indemnification)
In an appropriate location, please include the legend required by Rule 484 regarding the Commission’s position on indemnification for liability arising under the Securities Act of 1933.
Response to Comment 22
The disclosure has been revised in accordance with the Staff’s comment.
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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.
Sincerely yours,
Chapman and Cutler llp
By:    /s/ Morrison C. Warren
    Morrison C. Warren